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UNITED STATES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2008 (MM/DD/YY) AND ENDING 09-30-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Ann Street, Suite 400
(No. and Street)

Frankfort (City) Kentucky (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Kramer (502) 875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chilton & Medley
(Name – *if individual, state last, first, middle name*)

462 South Fourth St
2500 Meidinger Tower (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 27 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 2/25

OATH OR AFFIRMATION

I, Frederick J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corp., as of November 19, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. not required
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. not required
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. not required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Kentucky Securities Corporation and Subsidiary

Table of Contents

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Consolidated Financial Statements

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have audited the accompanying consolidated statement of financial condition of the First Kentucky Securities Corporation (a Kentucky Corporation) and its wholly owned subsidiary, First Credit Advisors, Inc. (collectively "the Company"), as of September 30, 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 2008 consolidated financial statements of the Company were audited by other auditors whose report dated November 22, 2008 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of the First Kentucky Securities Corporation and Subsidiary as of September 30, 2009 and the results of its consolidated operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
November 18, 2009

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2009 and 2008

	2009	2008
Revenues		
Advisory fees	$ 116,928	$ 84,440
Commissions	1,325,454	1,728,058
Consulting fees	22,960	15,075
Designated Sales	30,912	-
Fiscal agent fees, net	183,884	211,755
Handling fees	20,187	4,974
Interest	22,045	16,177
Joint account fees	176	1,466
Managed account fees, net	657,779	774,075
Miscellaneous	167,027	120,062
Trading account fees	88,774	180,601
Underwriting, net	128,061	32,076
Total Revenues	2,764,187	3,168,759
Expenses		
Advertising	41,572	17,851
Bank charges	720	1,113
Benefits	84,049	68,405
Charge offs	11,934	564
Clearing fees	164,095	148,400
Commissions	-	8,598
Contract labor	171,696	105,236
Depreciation	1,473	2,818
Donations	10,000	300
Dues and subscriptions	6,487	9,606
Employee and customer relations	4,798	-
Equipment rent, repair and maintenance	6,738	9,713
Fiscal agency expense	3,726	-
Information systems	115,723	107,422
Insurance	7,172	11,607
Interest	20,123	12,099
Leases	29,292	38,366
Managed account expense	24,030	-
Miscellaneous	12,914	32,601

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	$ 47,251	$ 55,482
Accounts receivable - employee	1,800	-
Accounts receivable - trade	107,138	150,937
Interest receivable	2,693	5,847
Securities held in inventory	179,543	1,537,785
Good faith deposit	30,900	-
Deferred tax assets	21,871	5,105
Prepaid expenses and other current assets	100	100
Total Current Assets	391,296	1,755,256
Property, Plant and Equipment, net	-	1,473
Other Non-Current Assets		
Accounts receivable - employee	1,900	-
Insurance - cash surrender value	18,306	16,657
Deposit with clearing house	100,000	100,000
Total Other Assets	120,206	116,657
Total Assets	$ 511,502	$ 1,873,386
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 20,726	$ 12,898
Notes payable	52,264	1,250,065
Payroll and withholdings payable	35,745	36,215
Total Current Liabilities	108,735	1,299,178
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 133 issued and outstanding	66,500	66,500
Additional paid in capital	134,376	134,376
Retained earnings	201,891	373,332
Total Stockholders' Equity	402,767	574,208
Total Liabilities and Stockholders' Equity	$ 511,502	$ 1,873,386

The accompanying notes are an integral part of these consolidated financial statements.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income (Continued)
Years Ended September 30, 2009 and 2008

	2009	2008
Expenses (Continued)		
Office supplies	37,905	27,897
Payroll taxes	98,775	91,517
Postage and shipping	10,281	12,731
Professional fees	32,049	18,871
Promotion	-	13,217
Regulatory fees	10,595	16,930
Rent	103,103	91,680
Retirement	14,765	33,782
Salaries and commissions	1,696,871	1,957,583
Taxes and licenses (occupational)	13,508	7,523
Telephone and internet access	30,642	45,214
Training	976	750
Travel and entertainment	12,207	29,082
Unrealized loss	444	-
Utilities	831	1,721
Total Expenses	2,779,494	2,923,197
Net (loss) income before income taxes	(15,307)	245,562
Income tax (benefit) expense	(16,766)	37,270
Net Income	$ 1,459	$ 208,292

The accompanying notes are an integral part of these consolidated financial statements.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2009 and 2008

	Common Stock		Additional Paid in Capital	Retained Earnings
	Shares	Amount		
Balances October 1, 2007	133	$ 66,500	$ 134,376	$ 298,040
Dividends paid	-	-	-	(133,000)
Net Income	-	-	-	208,292
Balances September 30, 2008	133	66,500	134,376	373,332
Dividends Paid	-	-	-	(172,900)
Net Income	-	-	-	1,459
Balances September 30, 2009	133	$ 66,500	$ 134,376	$ 201,891

The accompanying notes are an integral part of these consolidated financial statements.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net income	$ 1,459	$ 208,292
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	1,473	2,818
Changes in assets and liabilities:		
Decrease (increase) in accounts receivable	43,799	(56,086)
(Increase) decrease in deferred assets	(16,766)	37,270
Increase in insurance - cash surrender value	(1,649)	(1,662)
Decrease (increase) in interest receivable	3,154	(3,213)
Decrease (increase) in securities held in inventory	1,358,242	(1,164,165)
Decrease in prepaid expenses	-	1,280
Increase in good faith deposits	(30,900)	-
Increase in accounts payable	7,828	2,748
Decrease in payroll and withholdings payable	(470)	(3,585)
Net cash provided (used) by operating activities	1,366,170	(976,303)
Cash Flows from Financing Activities		
Advances to employees	(4,000)	-
Repayment of advances to employees	300	-
Notes payable	(1,197,801)	1,084,375
Dividends paid	(172,900)	(133,000)
Net cash (used) provided by financing activities	(1,374,401)	951,375
Net Decrease in Cash and Cash Equivalents	(8,231)	(24,928)
Cash and Cash Equivalents at Beginning of Year	55,482	80,410
Cash and Cash Equivalents at End of Year	$ 47,251	$ 55,482
Supplemental Disclosure:		
Cash paid during the year for interest	$ 20,123	$ 12,099
Cash paid during the year for income taxes	$ 175	$ 175

The accompanying notes are an integral part of these consolidated financial statements.

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and Subsidiary, a Kentucky C-corporation, is a full service broker/dealer with offices in Frankfort, Lexington and Louisville, Kentucky. The Company is registered as a securities broker/dealer under the Security and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky.

The consolidated financial statements for September 30, 2009 and 2008 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Subsequent events of the Company have been considered through the date of the Independent Auditors' Report which represents the date which the consolidated financial statements were available to be issued.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates include the valuation of "haircut" reductions on certain securities as designated by FINRA in the accompanying Schedule of Computation of Net Capital under rule 15c3-1. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. Revenues and fees from advisory, consulting, account management and other income are generally recognized when the related service has been performed by the Company. Operating expenses are recognized on the accrual basis of accounting.

Note B - Summary of Significant Accounting Policies (Continued)

4. Revenue Recognition and Accounts Receivable (Continued): The Company uses an independent broker/dealer to serve as their clearing house and customer account record keeper. This broker/dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to them from this broker/dealer for commissions and fees earned. As of September 30, 2009 and 2008, the Company had commissions receivable (recorded in accounts receivable) from the clearing house of approximately $96,000 and $150,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable become uncollectible, write-offs will be charged to operations when that determination is made.

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The period of time these securities are held is usually less than sixty days. Unrealized gains or losses on securities held in inventory are recorded in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized.

6. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

7. Property, Plant and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note D. Depreciation expense for the fiscal years ended September 30, 2009 and 2008 was $1,473 and $2,818, respectively.

8. Deposit with Clearing House: As part of the above mentioned agreement with another broker/dealer, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit until termination of the agreement with the clearing house.

9. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2009 and 2008 are shown on page 18 of this report, as a component of supplementary information.

Note B - Summary of Significant Accounting Policies (Continued)

10. Income Taxes: The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

11. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $41,572 and $17,851 for the year ended September 30, 2009 and 2008, respectively.

12. Reclassifications: Certain reclassifications were made to the 2008 consolidated financial statements to conform to the 2009 presentation with no effect on consolidated net income or consolidated stockholders' equity.

Note C - Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following fair value hierarchy in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 - Quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.
- Level 3 - Valuations are derived from valuation techniques in which one or more significant inputs are unobservable.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair market values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

Note C - Fair Value Measurement (Continued)

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills. Level 2 includes commercial paper, for which all significant inputs are observable.

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2009			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 47,251	$ -	$ -	$ 47,251
Securities held in inventory	-	179,543	-	179,543
Total Assets	$ 47,251	$ -	$ -	$ 47,251

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at either the adoption of SFAS 157 on October 1, 2008 (see Note N) or at September 30, 2009.

Note D - Property, Plant and Equipment

Property, plant and equipment at September 30, 2009 and 2008 consist of the following:

	2009	2008
Office equipment	$ 25,663	$ 25,663
Furniture and fixtures	2,257	2,257
Leasehold improvements	1,385	1,385
	29,305	29,305
Less accumulated depreciation	29,305	27,832
	$ -	$ 1,473

Note E - Securities Held in Inventory

Securities inventory at September 30, 2009 and 2008 consist of the following:

	2009	2008
Fifth Third Trust-Preferred Stock 46 shares	$ -	$ 421
Kentucky State Property and Buildings 3.20% maturing 03/01/09 $15,000	-	15,097
Kentucky State Property and Buildings 4.00% maturing 10/01/18 $20,000	-	18,920
Jefferson County Alliant Health System 5.00% maturing 10/01/13 $5,000	-	5,032
Williamstown Kentucky Utility System 4.20% maturing 06/01/14 $25,000	-	24,810
Kentucky Economic Development Finance Authority 5.95% maturing 10/01/17 $5,000	-	5,599
Fort Thomas Kentucky Independent School District 5.25% maturing 04/01/20 $5,000	-	5,085
Louisville Kentucky Parking Authority 5.00% maturing 12/01/20 $5,000	-	5,002
Northern Kentucky Water District 4.125% maturing 02/01/23 $100,000	-	84,826

Note E - Securities Held in Inventory (Continued)

	2009	2008
Knox county Kentucky School District 4.375% maturing 12/01/24 $10,000	-	9,755
Kentucky Housing Corp 4.70% maturing 07/01/25 $20,000	-	17,189
Boyle County Kentucky Centre Project 4.625% maturing 06/01/26 $235,000	-	207,874
Gallatin County Kentucky School District 3.00% maturing 08/01/13 $45,000	-	44,001
Gallatin County Kentucky School District 3.45% maturing 08/01/17 $100,000	-	94,431
Gallatin County Kentucky School District 2.50% maturing 08/01/10 $95,000	-	94,795
Gallatin County Kentucky School District 2.50% maturing 08/01/11 $95,000	-	93,894
Gallatin County Kentucky School District 2.75% maturing 08/01/12 $100,000	-	98,137
Gallatin County Kentucky School District 3.00% maturing 08/01/14 $100,000	-	96,534
Gallatin County Kentucky School District 3.10% maturing 08/01/15 $105,000	-	100,539
Gallatin County Kentucky School District 3.25% maturing 08/01/16 $110,000	-	104,963
Gallatin County Kentucky School District 3.65% maturing 08/01/18 $430,000	-	410,881
North Hopkins Kentucky Water District 4.90% maturing 01/01/2010 $15,000	15,098	-
Montgomery County Kentucky School District 3.50% maturing 04/01/2012 $30,000	31,463	-
Jessamine County Kentucky School District Finance 4.00% maturing 01/01/2014 $5,000	5,415	-
Kentucky Housing Corp Housing Revenue 4.20% maturing 07/01/2015 $10,000	10,314	-
Kentucky State Property & Buildings Commission 5.00% maturing 11/01/2016 $10,000	11,434	-

Note E - Securities Held in Inventory (Continued)

	2009	2008
Kentucky State Property & Buildings Commission 4.00% maturing 08/01/2018 $25,000	26,485	-
Kentucky State Property & Buildings 5.75% maturing 11/01/2019 $40,000	47,697	-
Fort Thomas Kentucky Independent School District 4.375% maturing 04/01/2026 $20,000	20,376	-
Kentucky Rural Water Financial Corp 4.75% maturing 02/01/2028 $10,000	10,319	-
Fifth Third Cap Trust VI Preferred 7.25% preferred securities	942	
Total	$ 179,543	$ 1,537,785

Securities held in inventory are carried at market value. Any difference from purchase cost is reported as unrealized gain or loss in the consolidated statements of income.

Note F - Insurance - Cash Surrender Value

For September 30, 2009 and 2008, an insurance policy carried on the life of one officer had a cash surrender value of $18,306 and $16,657, respectively. The beneficiary of the policy is the Company.

Note G - Notes payable

	2009	2008
Funds on brokerage margin account at RBC Dain. The interest rate is 1.57% at September 30, 2009.	$ 52,264	$ -
Funds on brokerage margin account at RBC Dain. The interest rate is 6.00% at September 30, 2008.	-	1,250,065
Total	$ 52,264	$ 1,250,065

Interest on the above notes varies based on certain market indices. The loans are secured by securities held in inventory. Interest expense for the years ended September 30, 2009 and 2008 totaled $20,123 and $12,099, respectively.

Note H - Commitments and Contingencies

Operating Leases: The Company leases office space in three facilities under month-to-month leases and a non-cancelable operating lease expiring in 2010. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was approximately $73,000 and $73,000 for 2009 and 2008, respectively. The future minimum rentals under the non-cancelable operating lease agreement at September 30, 2009 was $61,273.

Commitment to Purchase Municipal Bonds: As of September 30, 2009, the Company had committed to a certain municipality in Kentucky, that it intends to purchase $440,000 of municipal bonds upon issuance of the municipality's debt offering.

Note I - Concentrations

Periodically the Company maintains cash and investment balances in excess of federally insured limits. To date the Company has not experienced any losses from such concentrations.

Note J - Retirement Plan

The Company has established a Simple IRA Plan. Employee contributions are through payroll deductions. The Company, at its discretion, matches employee contributions up to 3% of the employees' salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2009 and 2008 was $14,765 and $33,782, respectively.

Note K - Compensated Absences

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying consolidated financial statements. The Company's policy is to recognize the costs of compensated absences when paid.

Note L - Insurance Recovery

In June 2008, the Company discovered that a former employee had embezzled approximately $83,000. The Company maintained fidelity insurance on all their employees and as a result, was able to recover the majority of the stolen funds through insurance settlements and other subrogations. Total amounts recovered and reported in miscellaneous income for the years ended September 30, 2009 and 2008, were approximately $80,000 and $2,000, respectively.

Note M - Deferred Income Taxes

The Company follows the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The provision for income taxes at September 30, 2009 and 2008 consists of the following:

	2009	2008
Current Provision / (Benefit)		
Federal	$ -	$ -
State and Local	-	-
Total Current Provision / (Benefit)	-	-
Deferred Provision / (Benefit)	$ (16,766)	$ 37,270
Total Provision/(Benefit)	$ (16,766)	$ 37,270

Note M - Deferred Income Taxes (Continued)

Significant components of the Company's net deferred tax liability consists of the following at September 30, 2009 and 2008:

	2009	2008
Current		
Deferred Tax Assets	$ 21,871	$ 5,105
Deferred Tax Liabilities	-	-
Net Deferred Tax Asset (Liability)	21,871	5,105
Noncurrent		
Deferred Tax Assets	-	-
Deferred Tax Liabilities	-	-
Net Deferred Tax Asset (Liability)	-	-
Net Deferred Tax Asset (Liability)	$ 21,871	$ 5,105

Note N - Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold for the financial statement recognition of a tax position taken. In addition, FIN 48 expands the disclosure requirements concerning unrecognized tax benefits as well as any significant changes that may occur in the next twelve months associated with such unrecognized tax benefits. Implementation of FIN 48 has been deferred for nonpublic enterprises and becomes effective for fiscal years beginning after December 15, 2008. The Company has elected to defer adoption of FIN 48 until fiscal 2010 and has not determined the impact, if any, adopting FIN 48 will have on the consolidated financial statements.

The Company's policy for evaluating uncertain tax positions is to evaluate the facts and circumstances associated with the specific tax position giving rise to the uncertainty and to consider the likelihood of success. Currently, the Company records a provision for uncertain tax positions when a loss is probable and reasonably estimable.

In February 2008, the FASB issued FASB Statement of Position No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 deferred the effective date of the provisions of SFAS 157 for all non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Company adopted all other non-deferred provisions of SFAS 157 effective October 1, 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 for non-financial assets and liabilities will have on the consolidated financial statements.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have audited the accompanying consolidated financial statements of First Kentucky Securities Corporation and Subsidiary as of and for the year ended September 30, 2009 and have issued our report thereon dated November 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2009 basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic consolidated financial statements taken as a whole. The 2008 consolidated financial statements and related schedules were audited by other auditors whose opinion dated November 22, 2008, expressed an unqualified opinion.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
November 18, 2009

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Supplementary

Information

First Kentucky Securities Corporation and Subsidiary
Schedule I
Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2009 and 2008

	2009	2008
Net Stockholders' Equity ("Net Capital")	$ 402,767	$ 574,208
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	15,188	-
Deferred assets	21,871	5,105
Property and equipment, net	-	1,473
Total Deductions	37,059	6,578
Net capital before percentage reductions	365,708	567,630
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(9,243)	(78,068)
Net Capital	$ 356,465	$ 489,562
Aggregate Indebtedness		
Accounts Payable and Payroll	$ 56,471	$ 49,113
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 256,465	$ 389,562
Ratio of Aggregate Indebtedness to Net Capital	.16 to 1	.10 to 1
Reconciliation with Company Calculation		
Net capital as reported in focus report	$ 360,606	$ 400,162
Audit adjustments to account balance	(4,141)	89,400
Net Capital (Above)	$ 356,465	$ 489,562

See independent auditors' report on supplementary information.

First Kentucky Securities Corporation and Subsidiary
Schedule II
Information Related to Subordinate Liabilities
Required by Rule 17-A-5
Years Ended September 30, 2009 and 2008

	2009	2008
Statement of Changes in Subordinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

See independent auditors' report on supplementary information.

First Kentucky Securities Corporation and Subsidiary
Schedule III
**Information Related to Possession or Control Requirements
Under SEC Rule 15c3-3
Year Ended September 30, 2009**

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(2):

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

See independent auditors' report on supplementary information.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

In planning and performing our audit of the consolidated financial statements of First Kentucky Securities Corporation and Subsidiary ("the Company"), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of a customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

502.587.1719 / FAX 502.584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's consolidated financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
November 18, 2009